UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) July 3, 2023

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1040 W Georgia Street, 14th Floor

Vancouver, British Columbia, Canada V6E 4H1

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer's Certifying Accountant

Engagement of New Independent Registered Public Accounting Firm

(b) On July 3, 2023, Dale Matheson Carr-Hilton  LLP ("DMCL") was appointed by Naqi Logix Inc.'s (the "Company) Board to audit the financial statements of the Company for the fiscal year ending June 30, 2023. During the years ended June 30, 2022 and 2021 and through April 18, 2023, neither the Company nor anyone acting on its behalf has consulted with DMCL regarding: (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company, and neither a written report nor oral advice was provided to the Company that DMCL concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, (2) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulations S-K and the related instructions or (3) any "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K.

Item 7. Departure of Certain Officers

Resignation of Osman Sinan Tumer as Interim Chief Financial Officer

On July 3, 2023, Osman Sinan Tumer resigned from his position as Interim Chief Financial Officer ("CFO") of the Company.

Item 9. Other Events

Appointment of Xavier Wenzel as Chief Financial Officer

On May 18, 2023, the Company entered into an agreement with Fehr & Associates (the "Fehr Agreement") effective May 23, 2023, pursuant to which Fehr & Associates assumed responsibility of the Company's accounting department services, which includes ongoing technical accounting support and day to day administration and bookkeeping. The Fehr Agreement stipulated that, Xavier Wenzel, Principal at Fehr & Associates, would be available to assume the role of CFO of the Company should the Company wish him to assume such role. Effective July 3, 2023, Mr. Wenzel was appointed by the board as the Company's CFO.

Mr. Wenzel is a Chartered Professional Accountant (CPA, CA) with more than 25 years of finance and public accounting experience. As a principal at Fehr & Associates, a public accounting firm, and a member of The Chartered Professional Accountants of British Columbia, Mr. Wenzel has considerable audit and tax expertise, as well as extensive experience with financial and regulatory reporting for public companies. Mr. Wenzel, originally from Mexico City, is bi-lingual and has served as the CFO and in other senior management roles with a number of public companies in North and South America, including in the technology and the mining and resource sectors.

In consideration for the services provided to the Company by Mr. Wenzel, Fehr & Associates receives a monthly fee of C$11,000. Mr. Wenzel is also eligible to receive Options as determined by the Chief Executive Officer ("CEO") and/or the Board. As a principal of Fehr & Associates Mr. Wenzel receives his remuneration directly from Fehr & Associates. As such, other than any granting of stock options to Mr. Wenzel, the Company does not pay any additional remuneration directly to Mr. Wenzel for his services.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Date:	July 7, 2023